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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.4)(1)


                                IDEX CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   45167R-10-4
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  45167R-10-4                  13G            PAGE   2    OF  6   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             IDEX ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       1,959,466
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      1,959,466
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             1,959,466
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             10.2%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

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ITEM 1.

         (A)      NAME OF ISSUER:

                           IDEX Corporation

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           630 Dundee Road, Suite 400
                           Northbrook, Illinois 60062

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                           IDEX Associates, L.P.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           c/o Kohlberg Kravis Roberts & Co.
                           9 West 57th Street
                           New York, New York 10019

         (C)      CITIZENSHIP:

                           Delaware

         (D)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER:

                           45167R-10-4

ITEM 3.  Not applicable

ITEM 4.  OWNERSHIP

         (A)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 1996, KKR Associates, L.P., a New York limited partnership, was the record owner of 3,876,262 shares of common stock of IDEX Corporation and is the sole general partner of IDEX Associates, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of IDEX Corporation common stock beneficially owned by IDEX Associates, L.P. As of December 31, 1996, IDEX Associates, L.P. was the record owner of 1,959,466 shares of common stock of IDEX Corporation. Henry
                  R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of IDEX Corporation that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

         (B)      PERCENT OF CLASS:

                           10.2%


                                Page 3 of 6 pages


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         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or direct the vote:

                                    1,959,466

                  (ii)     Shared power to vote or to direct the vote:

                                    -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                                    1,959,466

                  (iv) Shared power to dispose or to direct the disposition of:

                                    -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


                                Page 4 of 6 pages


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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.


                                Page 5 of 6 pages


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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                              IDEX ASSOCIATES, L.P.

                              By:      KKR ASSOCIATES, L.P.
                              Its:     General Partner



                                       By: /s/ Edward A. Gilhuly
                                          ------------------------------------
                                           Name:       Edward A. Gilhuly
                                           Title:      General Partner



                                Page 6 of 6 pages